UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
OPTIONS TO PURCHASE, AND STOCK APPRECIATION RIGHTS IN RESPECT OF, SHARES OF
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Numbers of Common Stock underlying Class of Securities)

Elizabeth M. Markowski	Copies to:
Senior Vice President, General Counsel and Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (303) 220-6600	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,880,755.02	$551.35

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options and/or stock appreciation rights to purchase 1,803,940 shares of Series A common stock of Liberty Global, Inc. and 1,803,940 shares of Series C common stock of Liberty Global, Inc. having an aggregate value of $9,880,755.02 as of May 15, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing party: N/A
Date filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Global, Inc., a Delaware corporation (“LGI’), in connection with its offer to exchange certain outstanding stock options and stock appreciation rights for its Series A common stock, par value $0.01 per share (“LBTYA shares”), and its Series C common stock, par value $0.01 per share (“LBTYK shares”), that are properly tendered and not properly withdrawn, for new stock appreciation rights relating to LBTYA and LBTYK shares, from eligible employees and consultants of LGI and its subsidiaries. The exchange offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated May 19, 2009, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related election form, a copy of which is attached hereto as Exhibit (a)(1)(B) (which together, as may be amended or supplemented from time to time, constitute the exchange offer).
          On the terms and subject to the conditions listed in the Offer to Exchange, LGI is inviting eligible employees and consultants of LGI and its subsidiaries to exchange options and stock appreciation rights with respect to LBTYA and LBTYK shares, that were granted in 2007 or 2008 under LGI’s 2005 Incentive Plan, as amended and restated effective October 31, 2006 (the “2005 Incentive Plan”), with an exercise price per share greater than the 52-week high closing sale price of LBTYA or LBTYK shares, as applicable, on the expiration date for the Exchange Offer (the “Eligible Awards”), for new stock appreciation rights relating to the same series of common stock (either LBTYA or LBTYK) as the shares underlying the corresponding options or stock appreciation rights tendered for exchange, as more fully described in the Offer to Exchange (the “New SARs”). LGI’s directors and those of its executive officers and key employees who participate in LGI’s Senior Executive Performance Incentive Plan are not eligible to participate in the exchange offer.
          This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Liberty Global, Inc. LGI’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (303) 220-6600.
     (b) Securities.
     The subject class of securities consists of the Eligible Awards. The actual number of LBTYA shares or LBTYK shares subject to New SARs to be exchanged in the Offer to Exchange will depend on the number of LBTYA and LBTYK shares subject to Eligible Awards tendered by eligible participants and accepted for exchange.
     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” “The Exchange Offer—Eligible Participants and Eligible Awards,” “The Exchange Offer—New SARs,” “The Exchange Offer—Expiration Date; Cancellation Date and New SARs Grant Date,” “The Exchange Offer—Acceptance of Eligible Awards for Exchange; Grant of New SARs,” “The Exchange Offer—Source and Amount of Consideration; Terms of New SARs,” and “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards” is incorporated herein by reference.
     (c) Trading Market and Price.
     There is no trading market for the Eligible Awards. With respect to the shares of LBTYA and LBTYK underlying Eligible Awards, the information set forth in the Offer to Exchange under “The Exchange Offer—Price Range of Shares of LBTYA and LBTYK” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the subject company. The information set forth under Item 2(a) is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule B to the Offer to Exchange is incorporated herein by reference. The address of each person specified on Schedule B is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, CO 80112.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Eligible Participants and Eligible Awards,” “New SARs,” “Expiration Date; Cancellation Date and New SARs Grant Date,” “Procedure for Tendering Eligible Awards,” “Withdrawal Rights,” “Acceptance of Eligible Awards for Exchange; Grant of New Awards,” “Conditions of The Exchange Offer,” “Price Range of Shares of LBTYA and LBTYK,” “Source and Amount of Consideration; Terms of New SARs,” “Information Concerning Us; Financial Information,” “Status of Eligible Awards Acquired by Us in The Exchange Offer; Accounting Consequences of The Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.
     (b) Purchases.
     LGI’s directors and those executive officers and key employees who participate in LGI’s Senior Executive Performance Incentive Plan are not eligible to participate in the Exchange Offer. The information set forth in the Offer to Exchange under “The Exchange Offer—Procedure for Tendering Eligible Awards” and “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards” is incorporated herein by reference.
     Three of LGI’s directors, Michael T. Fries, John C. Malone and J. David Wargo, are each a party to one or more open margin accounts or lines of credit for which a portion of their shares of Liberty Global common stock serve as collateral.
     LGI’s executive officer, Ms. Miranda Curtis, also beneficially owns shares of Liberty Jupiter, Inc., one of LGI’s privately held subsidiaries, and options for shares of Jupiter Telecommunications Co. Ltd. (“J:COM”), one of LGI’s consolidated subsidiaries. Ms. Curtis and two other individuals hold shares of Class A common stock of Liberty Jupiter, representing an 14.3% aggregate common equity interest (of which Ms. Curtis’ common equity interest is 8%) and less than 1% aggregate voting interest in Liberty Jupiter. At March 31, 2009, Liberty Jupiter owned an approximate 4% indirect interest in J:COM. LGI indirectly owns the balance of Liberty Jupiter’s common stock and all of the preferred stock. As of March 31, 2009, the preferred stock had an aggregate liquidation preference of $164.6 million. Pursuant to a stockholders’ agreement among LGI, LGJ Holdings LLC, Liberty Jupiter and the three individual stockholders of Liberty Jupiter, LGI has the right to cause all or any part of their Liberty Jupiter Class A common stock to be exchanged for shares of LGI Series A common stock. Each of the individuals who hold Liberty Jupiter Class A common stock has the right to cause all of the shares of Liberty Jupiter Class A common stock held by such holder to be exchanged for shares of LGI Series A common stock. The number of shares of LGI Series A common stock issuable upon exercise of the exchange rights is that number of shares having an aggregate market price that is equal to the fair market value of the Liberty Jupiter Class A common stock so exchanged.

     Ms. Curtis also holds an option granted by J:COM in 2001 to acquire 900 shares of J:COM’s ordinary shares. The shares underlying the option represent less than a 1% aggregate voting interest in J:COM at December 31, 2008. The option is fully vested.
     Each of Mr. Fries and two of LGI’s executive officers hold synthetic options with respect to hypothetical shares of United Chile LLC (United Chile), one of LGI’s indirect wholly-owned subsidiaries, that owns LGI’s operations in Chile. Such options are fully vested and upon exercise entitle the holder to a cash payment equal to the amount that the fair market value of a hypothetical share of United Chile exceeds the exercise price, provided that such payment shall not be made prior to the expiration of the term of the synthetic option, regardless of the date of exercise. The synthetic options expire on various dates in 2009 and 2010. No interest will accrue on such payment for the period between the date of exercise and the date of payment. The synthetic options held by certain of LGI’s executive officers at March 31, 2009, are: Michael T. Fries—200,000 shares; Mauricio Ramos—48,438 shares; and Frederick G. Westerman III—45,417 shares. The hypothetical shares subject to the synthetic options granted to each executive officer named above represent less than 1% of the total number of hypothetical shares of United Chile. At December 31, 2008, these synthetic options had no intrinsic value.
     Mr. Ramos also holds phantom SARs granted by VTR GlobalCom S.A. ("VTR"), one of LGI’s consolidated subsidiaries, with respect to 170,000 shares of VTR’s common stock (less than 1% of VTR’s outstanding shares). The SARs vest in equal semi-annual installments and expire on July 1, 2010. Mr. Ramos is 66.67% vested in the phantom SARs as of December 31, 2008. Upon exercise of a phantom SAR, Mr. Ramos will be entitled to a cash payment equal to the amount by which the fair market value of a VTR share exceeds the base price. At December 31, 2008, his exercisable phantom SARs had no intrinsic value.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Purpose of The Exchange Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in Offer to Exchange under “The Exchange Offer—Acceptance of Eligible Awards for Exchange; Grant of New SARs” and “The Exchange Offer—Status of Eligible Awards Acquired by Us in The Exchange Offer; Accounting Consequences of The Exchange Offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information—Plans or Proposals” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Source and Amount of Consideration; Terms of New SARs” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Conditions of The Exchange Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.

Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The financial information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information,” “Schedule A—Selected Summarized Financial Information,” and referenced in “The Exchange Offer—Information Concerning Us; Financial Information—Additional Information” is incorporated herein by reference. LGI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and LGI’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under “Risk Factors,” “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards,” and “The Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIBERTY GLOBAL, INC.
/s/ Elizabeth M. Markowski
Name:	Elizabeth M. Markowski
Title:	Senior Vice President, General Counsel and Secretary

Date: May 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated May 19, 2009

(a)(1)(B)	Screen shots from the Exchange Offer website, which includes the Election Form

(a)(1)(C)	Form of Announcement e-mail to Eligible Participants

(a)(1)(D)	Form of Reminder e-mail

(a)(1)(E)	Form of Confirmation e-mail

(a)(1)(F)	Form of Information Session Invitation e-mail

(a)(1)(G)	Frequently Asked Questions

(b)	Not applicable

(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the “2005 Incentive Plan”) (incorporated by reference to Exhibit 99.1 to LGI’s Current Report on Form 8-K filed November 6, 2006 (File No. 000-51360))

(d)(2)	Form of Stock Appreciation Rights Agreement under the 2005 Incentive Plan

(g)	Not applicable

(h)	Not applicable